Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

American Airlines US AIRWAYS Creating a Premier Global Carrier J.P. Morgan Aviation, Transportation & Defense Conference March 4, 2013 Doug Parker Chairman and CEOUS Airways Group, Inc. oneworld

Important Information for Investors and Stockholders Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction. 2

American Airlines US AIRWAYS

Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. American Airlines US AIRWAYS 3

The New American Airlines Creates a premier global carrier Enhances value for all financial stakeholders Offers consumers more choices and better service Expects to maintain all existing hubs and service to all destinations Significant benefits for employees . American Airlines US AIRWAYS 4

Merger Creates Significant Value Ownership Corporate Structure All-stock transaction Airline Name and Brand: American Airlines Combined 2012 revenue of $38.7 billion Holding Co: American Airlines Group Inc. Ownership: 72% AMR stakeholders 28% LCC shareholders Corporate Presence Management and Board Structure Tom Horton: Chairman Headquartered in Dallas-Fort Worth Doug Parker: CEO Maintain a significant corporate and Board comprised of 5 AMR creditor operational presence in Phoenix representatives, 3 current AMR directors, 4 US Airways representatives Best of both executive teams American Airlines US AIRWAYS 5

Global Network Carrier 2012 Consolidated Available Seat Miles + Source: Full Year 2012 Consolidated ASMs, as reported Southwest and others also provide competition in the marketplace Combination will create three similarly sized, competitive global network carriers American Airlines US AIRWAYS 6

World-Class Global Network Canada § 9 Destinations§ 30 Routes Europe / Middle East § 21 Destinations§ 52 Routes Asia/Pacific § 5 Destinations Mexico § 8 Routes Caribbean § 20 Destinations § 32 Destinations§ 42 Routes§ 93 Routes Central America § 10 Destinations§ 22 Routes South America § 21 Destinations§ 34 Routes Diio 2013 published schedules as of January 25, 2013 American Airlines US AIRWAYS 7

Complementary Domestic Network Domestic Network 218 Destinations 682 Routes Diio 2013 published schedules as of January 25, 2013 American Airlines US AIRWAYS 8

Combined Company Has Network to Compete and Win Against Delta, United and Others Our new domestic foundation will feed our international network, creating a world-class global airline American + US Airways #1 on the East Coast, the largest and most lucrative region in the world High Share #4 #3 #1 #1 Low Share Source: YE 2Q12 Superset Domestic Revenue U.S AIRWAYS American Airlines #4 #5 #5 #6 #1 9

A Stronger oneworld® oneworld is the preferred alliance for premium customers A combination will create a more equal alliance share in the United States, offering robust competition in the global marketplace Largest Worldwide Premium Destinations International Premium Passengers Per Day Each Way US to World ASM Share BEFORE London Tokyo New York Hong Kong Singapore Paris Seoul Frankfurt 4,200 2,500 2,500 2,300 2,300 1,700 1,400 1,300 MIDT premium passenger bookings Diio 2013 published schedules as of January 25, 2013 oneworld 26% SkyTeam 30% Star 45% AFTER oneworld 34% Star 36% SkyTeam 30% 10 U.S AIRWAYS American Airline

Creates the Industry’s Largest Loyalty Program US Airways members join AAdvantage®, the first and best developed loyalty program in the world Members to benefit from improved opportunities to earn and redeem miles across the combined network Total Frequent Flyer Program Members (millions) 90 74 101* 90 74 71 Source: Delta.com, United.com pulled on January 25, 2013 * Subject to overlap between current programs 30 11 U.S AIRWAYS American Airline

Right Aircraft in the Right Place at the Right Time Mainline Fleet Narrowbody 487 314 In-Service Aircraft at year-end 2012; includes aircraft operated by other airlines under capacity purchase agreements 801 Widebody 121 26 147 Total Mainline 608 340 948 Regional Fleet 281 282 563 Total 889 622 1,511 The new American Airlines will have one of the most modern and efficient fleets in the industry 12 U.S AIRWAYS American Airline

Significant Benefits for Employees New precedent for labor/management partnership within airline industry Labor agreements will help ensure a smooth integration Provides employees a path to improved compensation and benefits Creates greater career opportunities for employees over the long term U.S AIRWAYS American Airline 13

Merger Has Strong Labor Support “Our members have made major sacrifices over the past year. We are pleased that today American Airlines and US Airways have reached a positive step toward building a stronger, more secure and more competitive airline. This should benefit both travelers and workers. Much more work needs to take place before all of the parts that will make up a New American Airlines are assembled, but the airline we’re building should be better than the old American and US Airways.” - Jim Little, International President, Transport Workers Union (TWU), American Airlines “We are excited with today’s announcement, which we believe is the right path forward for American Airlines and its employees. This combination paves the way for a new, more competitive American Airlines and a brighter future for the dedicated employees of the combined company. We recognized the value of merging at the very beginning, and worked for the past year to help bring this deal to fruition. Employees of the new American Airlines will enjoy competitive compensation and benefits, and will be part of a stronger airline which will create greater opportunities over the long term.” - Keith Wilson, President, Allied Pilots Association (APA), American Airlines “This merger came about due to the cooperative efforts of both management and labor. As pilots, we are proud to be a part of the New American Airlines and look forward to working with our colleagues at the Allied Pilots Association, building our new company into a financially strong, premier global carrier.” - Gary Hummel, President, US Airline Pilots Association (USAPA), US Airways “It’s been a long, tough road but the result is well worth it. Today’s announcement proves that everyone benefits when labor has a seat at the table. The new American will provide job security and fair compensation for all employees and another great option for the flying public. Flight attendants are eager to help build a strong and competitive airline and bring American back to prominence.” - Laura Glading, President, Association of Professional Flight Attendants (APFA), American Airlines “Flight Attendants are ready to participate in the benefits that will be generated by the strong network combination of American Airlines and US Airways. We are proud to be a part of the frontline that makes our airline a success and we look forward to the new opportunities we will generate by working alongside our counterparts at American.” - Deborah Volpe and Roger Holmin, Presidents, Association of Flight Attendants (AFA-CWA), US Airways 14 U.S AIRWAYS American Airline

Shareholders and Stakeholders Will Benefit from the Merger Combination creates substantial synergies for all financial stakeholders Synergies (millions) Network Revenue Synergies $900 Cost Synergies $550 Labor Harmonization ($400) Total Synergies in 2015 ~$1,050 One-time transition-related cash costs of ~$1.2B, spread over next three years U.S AIRWAYS American Airline

Estimated Synergies Synergy estimates are conservative relative to targets established in precedent transactions Recent Airline Merger Synergies As % of Pro Forma Revenue Cost Synergies Network Revenue Synergies * Delta/Northwest announced merger with $1.1B in synergies and revised upward to $2.0B after closing ** 2015 Synergies estimate U.S AIRWAYS American Airline 16 $2.0B* 2.0% 4.3% $680M 3.2% $1.0B - $1.2B 0.9 0.9%% 3.0% >$1.0B** 0.4% 2.3%

Roadmap to Completion Key conditions U.S AIRWAYS American Airline Stakeholder Approval of Plan of Reorganization and Court Confirmation by the U.S. Bankruptcy Court for the Southern District of New York Regulatory approvals and customary closing conditions Filed HSR Approval by US Airways shareholders No financing condition or consents or approvals required from labor unions Target closing and emergence in the third quarter 2013 17

New American Airlines Offers Substantial Benefits for All Stakeholders 18 U.S AIRWAYS American Airline Shareholders and Stakeholders Substantial synergies and significant upside potential drive superior value Employees New precedent for labor/management partnership within airline industry American unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols Provides employees a path to improved compensation and benefits Creates greater career opportunities for employees over long term Customers More choices, increased service and enhanced travel experience across a larger worldwide network Unparalleled benefits through the world’s largest airline loyalty program Improved opportunities to earn and redeem miles across the combined network Communities Results in no hub closures and enhances service and single-carrier access to a global network Leading alternative for global corporate accounts